82-4418

WPN Resources Ltd

~~Grove Energy Limited~~
(formerly WPN Resources Ltd.)
Suite 1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 943 3716
TSX-V: **GRV**

June 1, 2004

Dear Shareholder:

At the Annual and Special Meeting of the Shareholders of WPN Resources Ltd. (the "Company") held on **March 30, 2004** approval was obtained to change the Company's name to **Grove Energy Limited**. The change of name was approved by the TSX Venture Exchange and made effective on June 1, 2004.

In order that you may obtain a new share certificate under the Company's new name, we enclose a Letter of Transmittal. We strongly recommend that you review the Letter of Transmittal and the explanatory notes attached to it. Please complete the Letter and forward it to the Company's Registrar and Transfer Agent, **Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, BC, V6C 3B8**, together with your old share certificate(s). Upon receipt of the Letter of Transmittal and your share certificate(s), **Pacific Corporate Trust Company** will return to you a new share certificate in the Company's new name. Each registered shareholder of **Grove Energy Limited** is entitled, without charge, to have issued to such shareholder one certificate under its new name of **Grove Energy Limited** for each certificate surrendered hereunder. However, if you wish additional certificates, a charge for such additional certificates will be made.

As trading under the new name of **Grove Energy Limited** (TSX symbol "**GRV**") commenced effective June 1, 2004, we recommend that you forward the Letter of Transmittal and old share certificate(s) as soon as possible to **Pacific Corporate Trust Company** so that you will be in a position to trade your shares in the future without delay.

Yours truly,

"Glenn R. Whiddon"

Glenn R. Whiddon, Director
On behalf of the Board

dlw 6/18

TO: THE SHAREHOLDERS
GROVE ENERGY LIMITED
(formerly **WPN Resources Ltd.**)

LETTER OF TRANSMITTAL

This Letter of Transmittal, (accompanied by certificates) to be surrendered should be forwarded by registered mail to the under-noted address.

Pacific Corporate Trust Company
10th Floor – 625 Howe Street
Vancouver, B.C.
V6C 3B8
Attention: Stock Transfer Department

Certificate No.	Name in Which Registered	Number of Shares

The shares represented by the above certificate(s) are hereby surrendered in exchange for common shares without par value of , on the basis of **one (l) share** of **Grove Energy Limited** for every **one (1) share** of **WPN Resources Ltd.** The Undersigned also acknowledges that fractional certificates will not be issued. Any fractions of shares resulting from shares being exchanged will be rounded to the nearest whole number, with fractions of one-half or greater being rounded up to the next higher whole number and fractions of less than one-half being rounded down to the next lower whole number.

Your are authorized and directed to issue new Certificate(s) of **Grove Energy Limited** in the name and address as shown below:

PLEASE PRINT: Mr.
Mrs.
Miss____________________________
NAME AND SURNAME

____
(Street & Number) (City) (Province or State) (Postal Code)

DATED: this ______ day of __________________ , __________.

____
SIGNATURE OF SHAREHOLDER

PLEASE READ THE REVERSE HEREOF

EXPLANATORY NOTES FOR THE GUIDANCE OF SHAREHOLDERS

1. CERTIFICATES NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificate(s) for shares of **Grove Energy Limited** are to be registered in the same name as shown on the surrendered certificate.

2. CERTIFICATES WHICH MUST BE ENDORSED

If your request that certificate(s) be registered in the name or names other than the name shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian chartered bank or Medallion signature guaranteed by a bank or brokerage firm, or in some other manner satisfactory to **Pacific Corporate Trust Company**.

3. CHARGE FOR NEW CERTIFICATES

Each registered shareholder is entitled, without charge, to have one Certificate of **Grove Energy Limited** issued in the same name as shown on the surrendered certificate. A fee of **$5.00** plus GST must be remitted for each additional certificate required and for every certificate to be issued in a name other than the name shown on the surrendered certificate.

4. FRACTIONAL CERTIFICATES

Fractional certificates will not be issued. Where a fraction results by reason of the exchange, the fractional entitlement will be rounded to the nearest whole number, with fractions of one-half or greater being rounded up to the next higher whole number and fractions of less than one-half being rounded down to the next lower whole number.

IT IS RECOMMENDED THAT CERTIFICATES FORWARDED BY POST SHOULD BE SENT BY REGISTERED MAIL